Cumberland Securities LLC

Financial Report
December 31, 2019

Filed as PUBLIC Information Pursuant to Rule 17a-(5)d
Under the Securities and Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cumberland Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. MADISON, SUITE 2500
(No. and Street)

CHICAGO	IL	60661-2555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT FOWLER, 512-807-5564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE, SUITE 800	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DONALD R. WILSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Securities LLC, as of DECEMBER 31, 20 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Danielle Loizzo
Notary Public State of Illinois
My Commission Expires 12/27/2020

[signature]
Signature

MANAGER
Title

[signature] 2/28/2020
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm

To the Manager and Member
Cumberland Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Cumberland Securities LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 28, 2020

Cumberland Securities LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	22,523
Receivable from clearing brokers, net		7,584
Other assets		1,800
Total assets	$	31,907
Liabilities and Member's Equity		
Member's equity		31,907
Total liabilities and member's equity	$	31,907

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Cumberland Securities LLC (the Company), formerly known as A&A Securities LLC, is a Washington limited liability company and a wholly-owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm acts solely as an introducing broker.

The Company clears all customer transactions on a fully-disclosed basis though a clearing firm, pursuant to SEC Rule 15c3-3(k)(2)(ii). The Company does not hold customer funds or safekeep customer securities.

During 2019, the Company changed its fiscal year end from April 30 to December 31. Therefore, the financial statements presented are for the period from May 1, 2019 through December 31, 2019.

The following is a summary of the Company's significant accounting policies:

The Company follows United States Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: Cumberland Securities LLC records income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in which those temporary differences are expected to be reversed or settled. To the extent that Cumberland Securities LLC is required to record related interest and penalties, they would be included in income tax expense on the statement of operations. The Company’s effective income tax rate, which does not differ from the US federal statutory income tax rate, for the year ended December 31, 2019 is 21 percent. During the year ended December 31, 2019, the amount of deferred tax asset is $128, the result of a net operating loss carryforward. No tax benefit has been recorded due to the uncertainty of the realization of the any tax assets.

Accounting Standards Codification Topic 740 -- Income Taxes (ASC Topic 740) provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax position are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Generally, the preceding tax year remains subject to examination by U.S. federal and state tax authorities. There are no material uncertain tax positions through December 31, 2019.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronoucements: In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company adopted ASU 2016-02 on May 1, 2019. The Company does not expect to recognize any lease assets or lease liabilities in the statement of financial condition, since the entity does not hold any leases as defined in ASU 2016-02.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses are generally recognized earlier than under current GAAP. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted ASU 2016-13 on January 1, 2020 and has determined there is no material impact on the Company’s financial statements and disclosures.

Note 2. Related Party Transactions

The Company incurs amounts payable to other affiliates in the ordinary course of business. At December 31, 2019 there were no amounts outstanding to affiliates.

Note 3. Risk

In the normal course of business, the Company’s customer activities involve the execution of various customer securities transactions. All customer funds and securities are sent to the clearing firm who carries customer accounts. The Company does maintain its own account at the clearing firm, which can result in a concentration of credit risk. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations governing brokers in the United States, as well as the Company's periodic monitoring of the clearing broker's creditworthiness.

Note 4. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

Note 5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness arising from customer transactions, as defined. The rule also provides that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $30,107, which was $25,107 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.